August 24, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Rule 17g-1 Fidelity Bond Filing for the following
investment companies (each, a "Fund" and, collectively, the "Funds"):

Central Park Group Multi-Event Fund (SEC File Nos. 811-21984 and 333-139002)
CPG FrontPoint Multi-Strategy Fund (SEC File Nos. 811-22324 and 333-161174)
CPG JPMorgan Alternative Strategies Fund, LLC (SEC File No. 811-22446)

Ladies and Gentlemen:

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the "1940 Act"), please find the following information with respect to the above-captioned funds:

1.           A copy of a joint Investment Company Bond issued by National Union Fire Insurance Company of Pittsburgh, Pa. (the "Bond"), which lists the funds as insureds, as Exhibit 99-1.

2.           A certificate of each Fund's Principal Accounting Officer attesting to the authenticity and accuracy of resolutions adopted by the members of the Fund's Board of Trustees1 (including those members who are not "interested persons," as defined in the 1940 Act, of the fund) which authorize the purchase of a bond in a form and in an amount which is consistent with Rule 17g-1 under the 1940 Act, as Exhibit 99-2.

3.           The Bond premium has been paid for the coverage period from May 24, 2011 to May 24, 2012, and the Bond is written for a $925,000 limit of liability.  Had each fund not been named as an insured under the Bond, each of the funds would have provided and maintained a separate bond in an amount at least equal to the amount listed in Schedule A, attached hereto.

4.           A copy of the agreement between the funds and all of the other named insureds relating to the Bond entered into pursuant to paragraph (f) of Rule 17g-1 is enclosed under Exhibit 99-3.

_________________________

1	The term "Trustees" also refers to the Directors of CPG JPMorgan Alternative Strategies Fund, LLC.

Very truly yours,

/s/ Michael Mascis
Michael Mascis

Schedule A

Fund	Single Insured Bond Coverage

Central Park Group Multi-Event Fund	$450,000

CPG FrontPoint Multi-Strategy Fund	$50,000

CPG JPMorgan Alternative Strategies Fund, LLC	$50,000